Exhibit 12.1
Quicksilver Resources Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Years ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Add:
Income (loss) before income taxes	$176,168	$(2,648,176)	$147,909	$713,828	$(836,856)
Income of equity investees	—	—	8,439	(22,323)	(75,444)
Cash distributions from equity investees	—	—	19,830	20,906	11,100
Fixed charges	193,500	183,761	190,812	193,575	175,465
Deduct:
Interest capitalized	(7,703)	(18,423)	(7,416)	(4,750)	(6,127)
Noncontrolling interest	—	—	—	(9,724)	(12,234)
Earnings for computation	$361,965	$(2,482,838)	$359,574	$891,512	$(744,096)
Fixed charges:
Gross interest expense	$165,381	$172,502	$172,696	$174,906	$155,696
Amortization of debt issuance/discount	26,920	9,854	16,510	17,226	18,410
Portion of rents representative of interest	1,199	1,405	1,606	1,443	1,359
Total fixed charges	$193,500	$183,761	$190,812	$193,575	$175,465
Ratio of earnings to fixed charges	1.9	—	1.9	4.6	—
Earnings insufficient to cover fixed charges	N/A	$(2,666,599)	N/A	N/A	$(919,561)